

Ting Zhu · 3rd

 **Sniffy Labs**

Product Designer at Sniffy Labs

Rochester, New York · 93 connections · **Contact info**

Experience



User Experience Designer

Sniffy Labs

Oct 2019 – Present · 6 mos

Rochester, New York Area



User Experience Designer

The RIT Simone Center for Innovation and Entrepreneurship

May 2018 – Sep 2019 · 1 yr 5 mos

Rochester, New York Area

- Worked on a project of creating mobile dog training experience for dog owners
- Conducted 300+ in-person interviews to understand users, modeled and synthesized user needs, and presented results to 200+ audience
- Worked with certified dog trainers to develop dog training content   **…see mor**



Teaching Assistant

Rochester Institute of Technology

Aug 2018 – May 2019 · 10 mos

Rochester, New York Area

- Aided the professors in teaching 20+ graduate students the basics of Human-Computer Interaction, Research Methods, and Information Design

- Helped refine the course materials, tutoring students, document their works, and grade



Usability Analyst
Bosch Security and Safety Systems
Jan 2017 – May 2017 · 5 mos
Fairport, New York

- Evaluated interfaces of Bosch's new home security application to provide feedback on design implementations
- Designed usability testing plans for the application and wrote scripts for the testing
- Conducted 20+ tests in a lab setting, analyzed data and reported to a team from E ...see mor



Software Development Intern
Neusoft
Jan 2014 – Feb 2014 · 2 mos
Dalian City, Liaoning, China

Education



Rochester Institute of Technology
Master of Science - MS, Human Computer Interaction, 3.85
2016 – 2019



Sichuan University
Bachelor of Engineering - BE, Computer Software Engineering, 88.2/100
2011 – 2015
Activities and Societies: Students' Union

Honor Graduate



National University of Singapore
Biometry/Biometrics, Mobile Development
2014 – 2014

Summer School with a focus on Biometrics and Mobile Development

Volunteer Experience



Translator
Tezign 特赞
Apr 2015 – Jun 2016 • 1 yr 3 mos
Science and Technology

- Volunteered in translating articles hand selected from English technology and design websites/journals into Chinese
- Translation works were published in Chinese social media and gained 20,000+ views

Skills & Endorsements

User Experience Design (UED) · 1

Aibek Yegemberdin has given an endorsement for this skill

Contextual Inquiry

Usability Testing · 1

Aibek Yegemberdin has given an endorsement for this skill

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